October 12, 2018

William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Amazon.com, Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed July 27, 2018
File No. 0-22513

Dear Mr. Thompson:
On behalf of Amazon.com, Inc., this responds to your letter of October 1, 2018, regarding our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (the “10-Q”). Your comment is set forth below, followed by our response.
Form 10-Q for the Quarterly Period Ended June 30, 2018
Note 1 — Accounting Policies
Revenue, page 8

1.
We have reviewed your response to our prior comment four. Based on your proposed revised disclosures, it continues to be unclear when revenue related to these services is recognized. Please further revise your disclosures to clarify the following items by reference to ASC 606-10-50-12 and 606-10-25-30:

•
If true, please state that commissions for third-party seller services is recognized when the products are shipped. In addition, please state when services related to fulfillment and shipping are satisfied.

•
Discuss which services in your AWS arrangements are recognized at a point in time and which are recognized over time. In addition, for services recognized at a point in time, please disclose the particular point when revenue is recognized.

•
Discuss the nature of your advertising services that are recognized at a point in time and those that are recognized over time. Tell us what consideration you gave to recognizing revenue when impressions are delivered.

October 12, 2018

Response
We appreciate the Staff’s additional comments on our proposed disclosures. In future filings we will revise our footnote disclosure regarding recognition of revenue related to our third-party seller services, AWS arrangements, and advertising services as follows:
Third-party seller services - We offer programs that enable sellers to sell their products on our websites and their own branded websites, and fulfill orders through us. We are not the seller of record in these transactions. The commissions and any related fulfillment and shipping fees we earn from these arrangements are recognized ~~as the~~ when the services are rendered, which generally occurs upon delivery of the related products to a third-party carrier or, in the case of an Amazon delivery, to the customer.
AWS - Our AWS ~~sales~~ arrangements include global sales of compute, storage, database, and other services ~~service offerings~~. Revenue is allocated to ~~the~~ services ~~provided based on~~ using stand-alone selling prices and is primarily recognized when the customer uses these services, based on the quantity of ~~as the~~ services ~~are~~ rendered, such as compute or storage capacity delivered on-demand. Certain services, including compute and database, are also offered as a fixed quantity over a specified term, for which revenue is recognized ratably. Sales commissions we pay in connection with contracts that exceed one year are capitalized and amortized over the contract term.
Other - Other revenue primarily includes sales of advertising services, which are ~~and is~~ recognized as ads are delivered based on the number of clicks or impressions ~~as the services are rendered~~.
In response to the Staff’s question in bullet three, we advise the Staff that control of our ad services are transferred to our customer as the impressions are clicked-through or displayed.
If you have any questions or further comments, please contact me by email at shelleyr@amazon.com or by phone at (206) 266-5598.

Very truly yours,

/s/ Shelley L. Reynolds

Shelley L. Reynolds
Vice President, Worldwide Controller
Amazon.com, Inc.

cc:	Tony Watson, Accountant
Division of Corporation Finance

Danilo Castelli, Staff Attorney
Division of Corporation Finance

Mara Ransom, Assistant Director
Division of Corporation Finance

Audit Committee of the Amazon.com, Inc. Board of Directors
Jeffrey P. Bezos
President and Chief Executive Officer
Amazon.com, Inc.

October 12, 2018

Brian T. Olsavsky
Senior Vice President and Chief Financial Officer
Amazon.com, Inc.

David A. Zapolsky
Senior Vice President, General Counsel, and Secretary
Amazon.com, Inc.

David Heselton
Partner
Ernst & Young LLP

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP